

April 23, 2019

James L. Baldwin, Jr.
Chief Legal Officer and General Counsel
Keurig Dr Pepper Inc.
53 South Avenue
Burlington, Massachusetts 01803

> **Re: Keurig Dr Pepper Inc.**
> **Registration Statement on Form S-4**
> **Filed April 18, 2019**
> **File No. 333-230932**

Dear Mr. Baldwin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining

cc: Laura A. Kaufmann Belkhayat